Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

Safe Harbor Statement

This current report on Form 8-K may include estimates and forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements involve a number of risks and uncertainties, including the risk that our proposed settlement with the SEC will not be finalized or that the terms of such settlement will differ materially from our current expectations and risks relating to the closing of our pending merger with Symantec Corporation. For more information regarding potential risks, see the “Factors That May Affect Future Results” section of our most recent report on Form 10-K for the year ended December 31, 2004 on file with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

Additional Information and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the proposed merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the proposed merger. Investors and security holders may obtain free copies of this filing and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the proposed merger transaction is included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ annual report on Form 10-K for the year ended December 31, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2005

VERITAS Software Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	000-26247 (Commission File Number)	77-0507675 (IRS Employer Identification No.)

350 Ellis Street, Mountain View, California (Address of principal executive offices)	94043 (Zip Code)

Registrant’s telephone number, including area code (650) 527-8000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

VERITAS Software Corporation (the “Company”) is in discussions with the staff of the Securities and Exchange Commission regarding the Commission’s review of the Company’s accounting for certain transactions in 2000 with AOL Time Warner and other parties, and certain accounting matters applicable to the Company’s 2001 through 2003 financial statements. These matters and the SEC review have been previously disclosed in the Company’s periodic reports filed with the SEC. The financial statements affected by these matters have been previously restated and no further restatement is expected in connection with a possible settlement with the SEC.

Based on recent communications with the staff of the SEC, as of the date of this current report, the Company expects these discussions to result in a settlement in which the Company will be enjoined from future violations of certain provisions of the securities laws and required to pay a penalty of approximately $30 million, which the Company will record as a subsequent adjustment to its previously-announced financial results for the three months ended March 31, 2005. Other specific terms and conditions of settlement will be disclosed once a final agreement is concluded. Final settlement is subject to agreement on final documentation, approval by the Company’s board of directors and approval by the SEC Commissioners.

The Company does not expect that a settlement of this matter would have any effect on its pending merger with Symantec Corporation.

The Company expects to file its financial statements on Form 10-Q for the three months ended March 31, 2005 on May 10, 2005.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VERITAS Software Corporation
/s/ Edwin G. Gillis
Edwin J. Gillis
Date: May 9, 2005	Executive Vice President and Chief Financial Officer